

July 26, 2013

Via E-mail
Martin F. Jackson
Executive Vice President and Chief Financial Officer
Select Medical Holdings Corporation
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055

   Re: **Select Medical Holdings Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 26, 2013
     File No. 001-34465

Dear Mr. Jackson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Joel Parker

           Joel Parker
           Accounting Branch Chief